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SEC FILE NUMBER
0-08962

CUSIP NUMBER
489084 10 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One)  [X] Form 10-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: December 31, 1998

Read Instruction (on back page) Before Preparing Form. Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

Full Name of Registrant
    Kenilworth Systems Corporation

Former Name if Applicable
    N/A

Address of Principal Executive Office (Street and Number)
    54 Kenilworth Road

City, State and Zip Code
    Mineola, New York 11501

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



 [ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]  (c) The accountant's statement or other exhibit required by Rule
     12-b-25(C) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See following page.

SEC 1244 (3 99)

The Company's Independent Auditors (the "Auditors") have requested an opinion from the "American Institute of Public Certified Accountants" whether or not they have a conflict of interest resulting from a lawsuit that was brought against them by a former client, in which the president of the Company once owned a ten percent (10%) interest. The Company emerged from bankruptcy proceedings on September 21, 1998 and the possible conflict was not discovered until the Auditors reviewed their opinion letter to the Company. In the opinion of the Company and the auditors there is no conflict of interest.

PART IV - OTHER INFORMATION
1) Name and telephone number of person to contact in regard to this notification.

Herbert Lindo       516              741-1352
(Name)          (Area Code)     (Telephone Number)


2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such time period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.
[X] Yes    [  ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           Kenilworth Systems Corporation
     Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date
March 31, 1999

By
Herbert Lindo, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                      ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).